# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEOGEN CORP, CIK 0000711377
CUSIP: 640491106
Title of class of securities: Common Stock, $0.16 par value per share
Address of issuer's principal executive offices: 620 Lesher Place, Lansing, Michigan (MI), 48912
Date of event which requires filing of this statement: 11/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-038978
Filed by CIK 0001039765

## Reporting persons
- ING GROEP NV: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 8,673,700; sole dispositive power 0; shared dispositive power 8,673,700; aggregate amount beneficially owned 8,673,700 (3.99% of the class)
  Comment: * Based on the 217,298,626 shares of common stock of the issuer (the "Common Stock") as of August 31, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended in August 31, 2025, filed with the Securities and Exchange Commission on October 9, 2025.
- ING Capital Markets LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,673,700; sole dispositive power 0; shared dispositive power 8,673,700; aggregate amount beneficially owned 8,673,700 (3.99% of the class)
  Comment: * Based on the 217,298,626 shares of common stock of the issuer (the "Common Stock") as of August 31, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended in August 31, 2025, filed with the Securities and Exchange Commission on October 9, 2025.

## Item 1. Issuer
Name of issuer: NEOGEN CORP
Address of issuer's principal executive offices: 620 Lesher Place, Lansing, Michigan, 48912

## Item 2. Person Filing
Name of person filing:
ING Groep, N.V.
ING Capital Markets LLC
Address of principal business office or, if none, residence:
ING Groep N.V.
PO Box 1800
Amsterdam, P7
1000 BV Amsterdam

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
USA
Citizenship:
ING Groep N.V. - The Netherlands
ING Capital Markets LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: ING Groep N.V. may be deemed to be the beneficial owner of 8,673,700 Common Stock, held by ING Capital Markets LLC, a wholly owned subsidiary of ING Groep N.V. ING Capital Markets LLC may be deemed to be the beneficial owner of 8,673,700 Common Stock.
Percent of class: Each of ING Groep N.V. and ING Capital Markets LLC may be deemed to be the beneficial owner of approximately 3.99% of Common Stock issued and outstanding as of August 31, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended in August 31, 2025, filed with the Securities and Exchange Commission on October 9, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,673,700
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,673,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ING GROEP NV: /s/ R. Loof, R. Loof, Compliance Officer (12/04/2025)
- ING GROEP NV: /s/ J.A.M. Emke-Petrelluzzi Bojanic, J.A.M. Emke-Petrelluzzi Bojanic, Sr. Compliance Officer (12/04/2025)
- ING Capital Markets LLC: /s/ Tim Casady, Tim Casady, Authorized Person (12/04/2025)